Exhibit 99.1

•                       TOTAL REVENUES OF £88.7 MILLION

•                       EBITDA OF £20.3 MILLION

•                       PROFIT OF £8.9 MILLION

MANCHESTER, England. — 18 November 2014 — Manchester United (NYSE: MANU; the “Company” and the “Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the 2015 fiscal first quarter ended 30 September 2014.

Highlights

•                  During the first quarter we signed the largest kit manufacturer sponsorship deal in sports with adidas - £750m over 10 years with retail, e-commerce and licensing reverting to Manchester United from 01 August 2015.

•                  Five additional sponsorship deals announced in the quarter —  Nissin and Abengoa (global), Association of Football Federations of Azerbaijan - AFFA (regional), Maybank and Gloops (renewals of regional).

•                  Signed a number of leading players including Blind, Di Maria, Rojo, and Falcao on loan after signing Herrera and Shaw earlier in the window.

•                  Played five tour matches across the US to a cumulative stadium audience of more than 360,000

•                  Record US attendance of 109,318 at ‘The Big House’ in Michigan.

Commentary

Ed Woodward, Executive Vice Chairman, commented, “While we recognize that the 2014/15 fiscal year financial results will reflect our absence from the Champions League, we signed the largest kit sponsorship deal in the history of sport in the first quarter and, with that concluded, we are excited to focus our efforts on the meaningful growth opportunities in sponsorship, digital media and retail and merchandising.”

Outlook

For fiscal 2015, Manchester United continues to expect:

•                  Revenue to be £385m to £395m.

•                  Adjusted EBITDA to be £90m to £95m.

Key Financials (unaudited)

	Three months ended 30 September
£ million (except adjusted diluted earnings per share)	2014	2013	Change
Commercial revenue	56.8	59.9	(5.2)%
Broadcasting revenue	16.8	19.3	(13.0)%
Matchday revenue	15.1	19.3	(21.8)%
Total revenue	88.7	98.5	(9.9)%
Adjusted EBITDA*	20.3	22.2	(8.6)%

Profit/(loss) for the period (i.e. net income)	8.9	(0.3)	N/A
Adjusted profit for the period (i.e. adjusted net income)*	4.2	2.2	90.9%
Adjusted diluted earnings per share (pence)*	2.59	1.37	89.1%

Gross debt	362.2	361.0	0.3%
Cash and cash equivalents	90.3	83.6	8.0%

* Adjusted EBITDA, adjusted profit for the period and adjusted diluted earnings per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” below and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £56.8 million, a decrease of £3.1 million, or 5.2%, over the prior year quarter.

•                  Sponsorship revenue for the quarter was £46.3 million, an increase of £1.1 million, or 2.4%, over the prior year quarter primarily due to an increase in shirt and other sponsorships, partially offset by reduced tour revenue.

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the quarter was £7.8 million, a decrease of £2.9 million, or 27.1%, over the prior year quarter, primarily due to reduced Nike guaranteed revenue due to non-participation in the UEFA Champions League in the current season.

•                  Mobile & Content revenue for the quarter was £2.7 million, a decrease of £1.3 million over the prior year quarter, due to the expiration of a few of our mobile partnerships.

Broadcasting

Broadcasting revenue for the quarter was £16.8 million, a decrease of £2.5 million, or 13.0%, over the prior year quarter, primarily due to non-participation in the UEFA Champions League in the current season.

Matchday

Matchday revenue for the quarter was £15.1 million, a decrease of £4.2 million, or 21.8%, over the prior year quarter, primarily as a result of non-participation in the UEFA Champions League and one fewer domestic cup home game.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £92.8 million, an increase of £2.6 million, or 2.9%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £49.4 million, a decrease of £3.5 million, or 6.6%, over the prior year quarter due primarily to lower player wages.

Other operating expenses

Other operating expenses for the quarter were £19.0 million, a decrease of £4.4 million, or 18.8%, over the prior year quarter due to a reduction in domestic cup gate-share costs, as a result of playing one less home cup game, and favourable movements in foreign exchange.

Depreciation & amortization

Depreciation for the quarter was £2.3 million, an increase of £0.3 million, or 15.0%, over the prior year quarter. Amortization for the quarter was £21.2 million, an increase of £9.3 million, or 78.2%, over the prior year quarter. The unamortized balance of players’ registrations at 30 September 2014 was £291.7 million.

Profit on disposal of players’ registrations

Profit on disposal of players’ registrations for the quarter was £18.3 million compared to £1.0 million in the prior year quarter.

Net finance costs

Net finance costs for the quarter were £6.1 million, a decrease of £3.7 million, or 37.8%, over the prior year quarter. The decrease was primarily due to a £3.0 million foreign exchange loss on retranslation of US dollar bank accounts in the prior year quarter.

We started hedging the foreign exchange risk on a portion of contracted future US dollar revenues using our US dollar borrowings, net of a portion of our US dollar cash as the hedging instrument from the prior second quarter. As a result, foreign exchange gains or losses arising on re-translation of our US dollar borrowings and a portion of our US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately.

Tax

The tax credit for the quarter was £0.8 million, compared to a credit of £0.2 million in the prior year quarter.

Cash flows

Net cash generated from operating activities for the quarter was £72.9 million, an increase of £49.7 million over the prior year quarter, primarily due to favourable movements in working capital.

Capital expenditure on property, plant and equipment for the quarter was £1.9 million, a decrease of £2.2 million over the prior year quarter.

Net player capital expenditure for the quarter was £55.9 million, an increase of £29.1 million over the prior year quarter.

Net cash generated from financing activities for the quarter was £4.6 million, compared to net cash used of £0.1 million in the prior year quarter.

Conference Call Information

The Company’s conference call to review first quarter fiscal 2015 results will be broadcast live over the internet today, 18 November 2014 at 8:00 a.m. Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth.

Through our 136-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday.

Cautionary Statement

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Non-IFRS Measures: Definitions and Use

1.                  Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before depreciation, amortization, profit on disposal of players’ registrations, exceptional items, net finance costs, and tax.

We believe adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit for the period to adjusted EBITDA is presented in supplemental note 2.

2.                   Adjusted profit for the period (i.e. adjusted net income)

Adjusted profit for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on US dollar denominated bank accounts, fair value movements on derivative financial instruments, and hedge ineffectiveness on cash flow hedges, adding/subtracting the actual tax expense/credit for the period, and subtracting the adjusted tax expense for the period (based on an normalized tax rate of 35%; 2013: 35%). The normalized tax rate of 35% is management’s estimate of the tax rate likely to be applicable to the Group in the long-term.

We believe that in assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of charges/credits related to ‘one-off’ transactions and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the US federal income tax rate of 35%. A reconciliation of profit for the period to adjusted profit for the period is presented in supplemental note 3.

3.                   Adjusted basic and diluted earnings per share

Adjusted basic and diluted earnings per share is calculated by dividing the adjusted profit for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. We have one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended
	30 September
	2014	2013
Commercial % of total revenue	64.0%	60.8%
Broadcasting % of total revenue	19.0%	19.6%
Matchday % of total revenue	17.0%	19.6%
Home Matches Played
FAPL	3	3
UEFA competitions	—	1
Domestic Cups	—	1
Away Matches Played
UEFA competitions	—	—
Domestic Cups	1	—

Other
Employees at period end	837	810
Staff costs % of revenue	55.7%	53.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2014/15 season*	3	7	5	4	19
2013/14 season	3	6	7	3	19
2012/13 season	3	7	5	4	19

*Subject to changes in broadcasting scheduling

Contacts

Investor Relations: Samanta Stewart +44 207 054 5928 ir@manutd.co.uk	Media: Philip Townsend Manchester United plc +44 161 868 8148 philip.townsend@manutd.co.uk

Jim Barron / Michael Henson Sard Verbinnen & Co + 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 30 September
	2014	2013
Revenue	88,670	98,521
Operating expenses	(92,751)	(90,208)
Profit on disposal of players’ registrations	18,328	996
Operating profit	14,247	9,309
Finance costs	(6,238)	(9,838)
Finance income	101	59
Net finance costs	(6,137)	(9,779)
Profit/(loss) before tax	8,110	(470)
Tax credit	834	177
Profit/(loss) for the period	8,944	(293)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	5.46	(0.18)
Weighted average number of ordinary shares outstanding (thousands)	163,788	163,819
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence)	5.45	(0.18)
Weighted average number of ordinary shares outstanding (thousands)	164,127	163,819

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of 30 September 2014	As of 30 June 2014	As of 30 September 2013
ASSETS
Non-current assets
Property, plant and equipment	254,338	254,859	256,244
Investment property	13,643	13,671	14,051
Goodwill	421,453	421,453	421,453
Players’ registrations and other intangible assets	292,496	204,572	144,680
Derivative financial instruments	1,155	—	—
Trade and other receivables	—	41	241
Deferred tax asset	133,038	129,631	139,434
	1,116,123	1,024,227	976,103
Current assets
Derivative financial instruments	74	—	882
Trade and other receivables	71,571	125,119	64,292
Cash and cash equivalents	90,266	66,365	83,602
	161,911	191,484	148,776
Total assets	1,278,034	1,215,711	1,124,879

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of 30 September 2014	As of 30 June 2014	As of 30 September 2013
EQUITY AND LIABILITIES
Equity
Share capital	52	52	52
Share premium	68,822	68,822	68,822
Merger reserve	249,030	249,030	249,030
Hedging reserve	15,509	25,918	16,342
Retained earnings	164,102	154,828	129,949
	497,515	498,650	464,195
Non-current liabilities
Derivative financial instruments	1,498	1,602	1,649
Trade and other payables	47,137	42,464	18,014
Borrowings	359,445	326,803	353,476
Deferred revenue	15,291	15,631	18,023
Provisions	—	—	845
Deferred tax liabilities	26,022	28,837	14,913
	449,393	415,337	406,920
Current liabilities
Derivative financial instruments	650	875	571
Current tax liabilities	1,976	2,999	5,472
Trade and other payables	140,250	102,232	72,929
Borrowings	2,731	15,005	7,571
Deferred revenue	185,519	180,613	166,757
Provisions	—	—	464
	331,126	301,724	253,764
Total equity and liabilities	1,278,034	1,215,711	1,124,879

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 30 September
	2014	2013
Cash flows from operating activities
Cash generated from operations (see supplemental note 4)	83,342	32,770
Interest paid	(8,729)	(9,146)
Debt finance costs paid relating to borrowings	(866)	(19)
Interest received	49	59
Income tax paid	(887)	(487)
Net cash generated from operating activities	72,909	23,177
Cash flows from investing activities
Purchases of property, plant and equipment	(1,942)	(4,093)
Purchases of players’ registrations	(71,302)	(33,450)
Proceeds from sale of players’ registrations	15,443	6,655
Net cash used in investing activities	(57,801)	(30,888)
Cash flows from financing activities
Proceeds from borrowings	4,704	—
Repayment of borrowings	(97)	(91)
Net cash generated from/(used in) financing activities	4,607	(91)
Net increase/(decrease) in cash and cash equivalents	19,715	(7,802)
Cash and cash equivalents at beginning of period	66,365	94,433
Foreign exchange gains/(losses) on cash and cash equivalents	4,186	(3,029)
Cash and cash equivalents at end of period	90,266	83,602

SUPPLEMENTAL NOTES

1                                         General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time.

2                               Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Three months ended 30 September
	2014 £’000	2013 £’000
Profit/(loss) for the period	8,944	(293)
Adjustments:
Tax credit	(834)	(177)
Net finance costs	6,137	9,779
Profit on disposal of players’ registrations	(18,328)	(996)
Exceptional items	876	—
Amortization	21,177	11,904
Depreciation	2,336	1,983
Adjusted EBITDA	20,308	22,200

3                             Reconciliation of profit/(loss) for the period to adjusted profit for the period and adjusted basic and diluted earnings per share

	Three months ended 30 September
	2014 £’000	2013 £’000
Profit/(loss) for the period	8,944	(293)
Exceptional items	876	—
Foreign exchange (gains)/losses on US dollar denominated bank accounts	(695)	3,029
Fair value movement on derivative financial instruments recognized in net finance costs	(1,324)	884
Hedge ineffectiveness of cash flow hedges	(435)	—
Tax credit	(834)	(177)
Adjusted profit before tax	6,532	3,443
Adjusted tax expense (using a normalised US statutory rate of 35%)	(2,286)	(1,205)
Adjusted profit for the period (i.e. adjusted net income)	4,246	2,238

Adjusted basic earnings per share:
Adjusted basic earnings per share (pence)	2.59	1.37
Weighted average number of ordinary shares outstanding (thousands)	163,788	163,819
Adjusted diluted earnings per share:
Adjusted diluted earnings per share (pence)	2.59	1.37
Weighted average number of ordinary shares outstanding (thousands)	164,127	163,819

4                               Cash generated from operations

	Three months ended 30 September
	2014 £’000	2013 £’000
Profit/(loss) for the period	8,944	(293)
Tax credit	(834)	(177)
Profit/(loss) on ordinary activities before tax	8,110	(470)
Depreciation	2,336	1,983
Amortization	21,177	11,904
Profit on disposal of players’ registrations	(18,328)	(996)
Net finance costs	6,137	9,779
Loss on disposal of property, plant and equipment	4	—
Equity-settled share-based payments	330	383
Foreign exchange gains on operating activities	(639)	—
Other fair value losses/(gains) on derivative financial instruments	634	(160)
Reclassified from hedging reserve	(1,195)	(188)
Decrease in trade and other receivables	64,508	10
Increase in trade and other payables and deferred revenue	268	10,685
Decrease in provisions	—	(160)
Cash generated from operations	83,342	32,770